SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 10)*


                               Rimage Corporation
             -------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   766721 10 4
             -------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

    [_]   Rule 13d-1(b)
    [X]   Rule 13d-1(c)
    [_]   Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

----------------------------                        ----------------------------
CUSIP NO.   766721 10 4               13G             Page   2   of   5   Pages
            -----------                                    -----    -----
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON: RICHARD F. MCNAMARA
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (A) [_]
       (B) [_]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
                                             5    SOLE VOTING POWER
                 NUMBER OF
                                                  551,375
                  SHARES                     -----------------------------------
                                             6    SHARED VOTING POWER
               BENEFICIALLY
                                                  294,250
                 OWNED BY                    -----------------------------------
                                             7    SOLE DISPOSITIVE POWER
                   EACH
                                                  551,375
             REPORTING PERSON                -----------------------------------
                                             8    SHARED DISPOSITIVE POWER
                   WITH:
                                                  294,250
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       845,625
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)

       [_]
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       9.1%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN

--------------------------------------------------------------------------------

                                                    ----------------------------
                                                      Page   3   of   5   Pages
                                                           -----    -----
                                                    ----------------------------


ITEM 1.

         (a)      NAME OF ISSUER: RIMAGE CORPORATION
                  --------------

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  -----------------------------------------------
                  7725 WASHINGTON AVE. SOUTH, EDINA, MINNESOTA, 55439

ITEM 2.

         (a)      NAME OF PERSON FILING: RICHARD F. MCNAMARA
                  ---------------------

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  -----------------------------------------------------------
                  7808 CREEKRIDGE CIRCLE, MINNEAPOLIS, MN 55439

         (c)      CITIZENSHIP: UNITED STATES
                  -----------

         (d)      TITLE OF CLASS OF SECURITIES: COMMON STOCK, $.01 PAR VALUE
                  ----------------------------

         (e)      CUSIP NUMBER: 766721 10 4
                  ------------

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                  --------------------------------------------------------
                  13d-2(b), CHECK WHETHER THE PERSON FILING IS A:
                  ----------------------------------------------

         (a)      [_]  Broker or Dealer registered under Section 15 of the Act.

         (b)      [_]  Bank as defined in Section 3(a)(6) of the Act.

         (c)      [_]  Insurance Company as defined in Section 3(a)(19) of
                       the Act.

         (d)      [_]  Investment Company registered under Section 8 of the
                       Investment Company Act of 1940.

         (e)      [_]  Investment Adviser in accordance with
                       ss.240.13d-1(b)(1)(ii)(E).

         (f)      [_]  Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g)      [_]  Parent Holding Company, in accordance with
                       ss.240.13d-1(b)(ii)(G) (Note: See Item 7).

         (h)      [_]  Savings Association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.

         (i)      [_]  Church Plan that is excluded from the definition of
                       an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

         (j)      [_]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                                                    ----------------------------
                                                      Page   4   of   5   Pages
                                                           -----    -----
                                                    ----------------------------

ITEM 4.           OWNERSHIP:
                  ---------

                  (a) Amount beneficially owned: AS OF DECEMBER 31, 2003, MR. MCNAMARA HOLDS 387,625 SHARES OF THE ISSUER'S COMMON STOCK AND OPTIONS EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 2003 TO PURCHASE AN ADDITIONAL 163,750 SHARES. MR. MCNAMARA IS A TRUSTEE OF THE RICHARD MCNAMARA FAMILY FOUNDATION WHICH HOLDS 294,250 SHARES OF THE ISSUER'S COMMON STOCK AS OF DECEMBER 31, 2003. MR. MCNAMARA DISCLAIMS BENEFICIAL OWNERSHIP OF THE ISSUER'S COMMON STOCK HELD BY THE RICHARD MCNAMARA FAMILY FOUNDATION.

                  (b) Percent of Class: 9.1% BASED ON 9,108,446 SHARES OF THE ISSUER'S COMMON STOCK OUTSTANDING AS OF OCTOBER 30, 2003 AS REPORTED IN THE ISSUER'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2003 AND INCLUDING ALL 845,625 SHARES WHICH COULD BE DEEMED TO BE BENEFICIALLY OWNED BY MR. MCNAMARA.

                  (c) The Reporting Person has the power to vote or dispose of the shares as follows:

                        (i) Sole power to vote or direct the vote: 551,375 (INCLUDES OPTIONS EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 2003 TO PURCHASE 163,750 SHARES).
                        (ii)  Shared power to vote or direct the vote: 294,250
                        (iii) Sole power to dispose or direct the disposition:
                              551,375 (INCLUDES OPTIONS EXERCISABLE WITHIN 60 DAYS OF DECEMBER 31, 2003 TO PURCHASE 163,750 SHARES).
                        (iv)  Shared power to dispose or direct the disposition:
                              294,250

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
                  --------------------------------------------

                  NOT APPLICABLE

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  --------------------------------------------------------
                  PERSON:
                  ------

                  NOT APPLICABLE

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                  ---------------------------------------------------------
                  ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING
                  -------------------------------------------------------
                  COMPANY:
                  -------

                  NOT APPLICABLE

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
                  ---------------------------------------------------------

                  NOT APPLICABLE

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:
                  ------------------------------

                  NOT APPLICABLE

                                                    ----------------------------
                                                      Page   5   of   5   Pages
                                                           -----    -----
                                                    ----------------------------


ITEM 10.          CERTIFICATION:
                  -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    Signature
                                    ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2004                    /s/  Richard F. McNamara
                                            ------------------------------------
                                            Richard F. McNamara